

SECURITIES AND EXCHANGE COMMISSION

05041658



SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH., D.C.
SECTION

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SEC FILE NUMBER
8- 43878

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Robert Cutright Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

281 Belblossom Way
(No. and Street)

Los Gatos	California	95032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Cutright 408-356-6481
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/05 S.S

OATH OR AFFIRMATION

I, Robert Cutright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert Cutright Associates, Inc., as of ~~December 31~~ Feb 24 RCC, ~~2004~~ 2005 RCC, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SANTA CLARA
Subscribed and sworn (or affirmed) to before me this 24th day of FEBRUARY, 2005

Barbara Bryant
Notary Public

Robert C. Cutright
Signature

CEO
Title


BARBARA BRYANT
Commission # 1301344
Notary Public — California
Santa Clara County
My Comm. Expires Apr 19, 2006

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert Cutright Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2004

PLACE
NOTARIZED
FACING
PAGES HERE

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Robert Cutright Associates, Inc.

I have audited the accompanying statement of financial condition of Robert Cutright Associates, Inc. as of December 31, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the year ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Robert Cutright Associates, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Robert Cutright Associates, Inc.
Statement of Financial Condition
December 31, 2004

Assets

Cash	$ 6,723
Receivable from brokers	13
Receivable from officer	4,000
Total assets	$ 10,736

Liabilities and Stockholders' Equity

Liabilities	
Total liabilities	$ –
Stockholders' equity	
Common stock, no par value, 100,000 shares authorized, 118 shares issued and outstanding	10,000
Additional paid-in capital	46,675
Accumulated deficit	(45,939)
Total stockholders' equity	10,736
Total liabilities and stockholders' equity	$ 10,736

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc.
Statement of Income
For the year ended December 31, 2004

Revenue		
Commissions	$	24
Interest income		45
Total revenue		69
Expenses		
Total expenses	$	–
Net income (loss)	$	69

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc.
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2004

	Common Stock	Additional Paid-in capital	Accumulated Deficit	Stockholders' Equity
Balance on January 1, 2004	$ 10,000	$ 46,675	$ (46,008)	$ 10,667
Net income for the year	-	-	69	69
Balance on December 31, 2004	$ 10,000	$ 46,675	$ (45,939)	$ 10,736

The accompanying notes are an integral part of these financial statements.

Robert Cutright Associates, Inc.
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net income (loss)		$ 69
Adjustments to reconcile net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from brokers	$ (10)	
Receivable from officer	(4,000)	
Total adjustments		(4,010)
Net cash provided by (used in) operating activities		(3,941)
Cash flow from investing activities:		–
Cash flow from financing activities:		
Proceeds from issuance of additional paid-in-capital	4,001	
Net cash provided by (used in) financing activities		4,001
Net increase (decrease) in cash		60
Cash at beginning of year		6,663
Cash at end of year		$ 6,723
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Robert Cutright Associates, Inc. (the "Company"), is a California corporation formed on May 24, 1991. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers, Inc.. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company in prior years focused on an investment banking role of assisting in bring to market an option trading partnership. The Company offered its several services to new clients in a conventional transactions broker role. Also, the Company sells mutual funds.

The Company, capable of a full range brokerage services, has in the past years marketed these services. However, the Company is generally regarded as a "deal vs. "commission" broker/dealer dedicating largely all of its efforts toward bringing to market and completing the offering of an option trading partnership, C & C Investment Fund, L.P. (CCLP). Virtually no effort is devoted to the role as a "commission" broker/dealer . The Company is working diligently as a broker/dealer in its "deal" role and not a "commission" role. The small amount of commission revenue is of little activity in generating commission type business.

It is, nevertheless, incumbent upon the audit per the Financial Accounting Standard Board's Financial Accounting Standards 57 (FAS 57) to state that the Company has undue concentration of risk, relative to the above explained small amount of commission revenue, as all transactions are from one client. Further required by FAS 57 is to note that the single client is a relative of the corporate CEO and, as such, must be disclosed as a related party with respect to these financial statements.

The Company continues its full focus on bringing to market and completing the offering of an option trading partnership, C&C Investment Fund, L.P. (CCLP). CCLP founded in 1994 with one limited partner with a capital contribution of $500,000 had audited capital gains in a 4¾ year period (4/25/94 to 12/18/96) of over 1.25 million. No more than an average of 22% of funds available was invested per trade. In the 4¾ years there were 21 trades with an average duration of 9 days in each trade.

The theoretical trade model takes advantage of short duration volatile market moves; thus, the partnership is in the market only about 16% of the total available trading days. With the one general partner's withdrawals of funds to meet overdue taxes, CCLP suspended regular trade activity, ending 1998, but the partnership remained open. Mr. Cutright who is the general partner of CCLP and president of the Company, began research on a put signal to complement the call signal exclusively used for the prior five years of operation. The theory behind the trade activity remained the same.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The complementary put trade signal, when used with the original call signal, was able to produce back-tested (1997 thru 2000) results far superior to the prior period results using only calls. The back-tested results were more than an order of magnitude improvement. However, this is back-testing versus actual trades.

In 2002, because the partnership documents were delayed in legal rewrite, Mr. Cutright personally traded the new put and call signal combination.

Starting 2003, previously unpublished statistical concepts and formulas were introduced. The Company experienced some problems integrating certain software developed in-house with purchased software that did not exhibit the flexibility claimed in its advertising. The vendor has worked to correct these problems and testing at the end of 2004 indicates that the integration problems have been resolved.

Preliminary back-testing suggests another significant leap forward. Although the problems encountered had a negative impact in the Company's development schedule, such delays are not uncommon when developing leading edge technology. Only the computational features and statistical analysis techniques have been changed to improve the sensitivity of the system. The theory and proprietary formulas behind the past trade success remain the same. This should be the completion of major technical activity and represent the opportunity to restart the previous program in 2005 with technical enhancements.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The stockholders have elected to be taxed under the provisions of Subchapter S of the Internal Revenue code and applicable state laws. Under those provisions, the company does not pay federal corporate income taxes on its taxable income; however, a 1.5% tax exists on the taxable income, for state reporting purposes. The stockholders are liable for federal and state income taxes on the Company's taxable income.

All highly liquid debt instruments with a maturity of three months or less as of the date of purchase are considered to be cash equivalents.

Note 2: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, certain operating expenses of the Company were paid for and absorbed by C&C Investment Fund, Limited Partnership (CCLP), in accordance with CCLP's partnership agreement. The Company's president is the general partner of CCLP. During the year ended December 31, 2004, the following expenses were advanced by Robert Cutright of CCLP:

Regulatory fees	$ 1,509
State income taxes	800
Other operating expenses	1,504
	$ 3,813

Note 3: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB) issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" (FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

Note 3: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2004, the Company had net capital of $6,726 which was $1,726 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was not applicable as the Company has no aggregate indebtedness, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 5: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $ 4,009 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 10,735
Adjustments:		
Receivable from officer	(4,000)	
Receivable from broker	(10)	
Rounding	1	
Total adjustments		(4,009)
Net capital per audited statements		$ 6,726

Robert Cutright Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2004

Computation of net capital		
Total stockholders' equity		$ 10,736
Less: Non-allowable assets		
Receivable from brokers	$ (10)	
Receivable from officer	(4,000)	
Total adjustments		(4,010)
Net capital before haircuts		6,726
Haircuts		
Total haircuts		–
Net Capital		6,726
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	n/a	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 1,726
Ratio of aggregate indebtedness to net capital	n/a	

There was a $4,009 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2004. See Note 5.

Robert Cutright Associates, Inc
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2003

A computation of reserve requirement is not applicable to Robert Cutright Associates, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Robert Cutright Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2004

Information relating to possession or control requirements is not applicable to Robert Cutright Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Robert Cutright Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Robert Cutright Associates, Inc

In planning and performing my audit of the financial statements and supplemental schedules of Robert Cutright Associates, Inc. for the year ended December 31, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Robert Cutright Associates, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
January 12, 2005